Exhibit 99.1

Northern Dynasty: US Army Corps of Engineers finalizes Administrative Record for Pebble Project appeal

June 1, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") reports that the US Army Corps of Engineers ("USACE") has completed the ‘administrative record' ("AR") that will serve as the basis for its official review of the negative Record of Decision ("ROD") issued for Alaska's Pebble Project last fall.

The USACE completed the AR and provided a copy to Northern Dynasty's 100%-owned, U.S.-based subsidiary Pebble Limited Partnership ("Pebble Partnership") last week. The Pebble Partnership and its legal counsel are currently reviewing the voluminous record for completeness and relevance to the USACE's permitting decision, and its sufficiency to support a fair, transparent and efficient review.

"While we have been and continue to be very concerned about the USACE's schedule and timeline for advancing our administrative appeal of the Pebble permitting decision, we are pleased to pass this important milestone and look forward to completing our review of the AR," said Northern Dynasty President & CEO Ron Thiessen.

"Pebble is a high-profile project with significant public and stakeholder interest, and great import to the Alaska and U.S. economy. Accordingly, we fully expect the administrative record and the review process it supports to be robust, objective and fact-based, and to achieve the principles of regulatory fairness the USACE is sworn to uphold."

The Pebble Partnership also recently learned the USACE is naming a new Review Officer ("RO") to lead the Pebble Project appeal. Once in place, the Company expects the new RO to set a detailed timeline for the administrative appeal process, including scheduling a potential site visit and appeal conference.

"There are guidelines in federal regulation governing these appeals that suggest they should be completed within 90 days," Thiessen said, noting the Pebble Project appeal has already passed the 90-day mark. "But we've advised our investors and project stakeholders, consistent with prior comments made by the USACE, that 90 days is probably not a realistic timeline for our appeal given the significance of the Pebble Project, and our expectation that the USACE's review is thorough and complete.

"That said, we believe this project has been subject to inappropriate political interference in the past, so we will be extremely vigilant to prevent such forces from affecting the appeal process in any way - even through delay."

There are several dimensions of the Pebble Partnership's appeal that U.S. and global business interests will be watching closely.

Chief among them is the fact that the Final Environmental Impact Statement ("EIS") for the Pebble Project found the proposed mine would: co-exist with healthy fish and wildlife populations in southwest Alaska; have no impact on commercial, subsistence and sport fisheries in Bristol Bay; and, make an important socioeconomic contribution to the State of Alaska. Despite publishing these findings in its July 2020 Final EIS, the USACE issued a ROD in November 2020 based on contradictory findings and diametrically opposed conclusions.

"The fundamental basis of our appeal is a belief that the ROD doesn't square with the EIS," Thiessen said. "If the Final EIS isn't the most comprehensive, relevant and science-based assessment of the Pebble Project, and the foundation upon which all permitting decisions should be made, we want the USACE to tell us what is."

Events of the past several months have thrown even greater doubt on another, already questionable dimension of the USACE's permitting decision - the agency's conclusion that Pebble is not in the public interest. With the Biden Administration's recent pronouncements concerning renewable energy, electric vehicles and other policies designed to achieve carbon-neutrality in the United States by 2050, and governments around the world pursuing similar policies, pundits are predicting unprecedented refined copper shortages in the decades ahead.

"We considered the USACE's findings in its Public Interest Review to be indefensible when they were published last fall," Thiessen said. "What has been widely acknowledged since that time, and well known within the mining and metals sector for the past several years, is the U.S. must develop its own copper resources if it is to achieve its ambitious goals with respect to climate change.

"How can safely and responsibly developing the world's largest undeveloped copper resource, a project on U.S. soil and designed to U.S. health, safety and environmental standards, NOT be in the public interest?"

Another aspect of the Pebble permitting decision that bears scrutiny relates to compensatory mitigation. Although the USACE's demands for mitigation at Pebble are unprecedented, the Pebble Partnership invested more than $2.5 million and 1000 person-days last year to prepare a Compensatory Mitigation Plan ("CMP") to meet the lead federal regulator's requirements. The Pebble Project CMP would protect almost eight times more wetlands than the proposed mine would affect, but was summarily rejected by the USACE based on largely minor deficiencies, without giving the proponent an opportunity to respond.

"After a tremendous investment of professional time and resources, and ongoing discussions with the regulator about its expectations and demands, we submitted a CMP that demonstrably satisfies the USACE's requirements," Thiessen said. "It was rejected just five days later after what we believe to be a perfunctory review, and one we believe merits further investigation by the RO."

Thiessen said Northern Dynasty will continue to fight on behalf of its shareholders to ensure the Pebble Project ultimately receives a fair and unbiased permitting decision.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President& CEO

U.S. Media Contact:
Dan Gagnier, Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM's estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.